EXHIBIT 21
LIST OF SUBSIDIARIES OF TRIPLE-S MANAGEMENT CORPORATION
Triple-S Salud, Inc.
Triple-S Vida, Inc.
Triple-S Propiedad, Inc.
Triple-C, Inc.
Interactive Systems, Inc.
In addition, Triple-S Propiedad, Inc. has the following wholly-owned subsidiary:
Triple-s Insurance Agency, Inc.
All of these subsidiaries are incorporated under the laws of the Commonwealth of Puerto Rico.